Exhibit 99.1

CL Workshop Group Limited Receives Nasdaq Notice of Bid Price Deficiency

HONG KONG, May 8, 2026 (PRNewswire) — CL Workshop Group Limited (Nasdaq: NWGL) (the “Company”), a global forestry company that focuses on the timber and wood products industry, today announced that it received a notification letter dated May 6, 2026 from Nasdaq’s Listing Qualifications Department indicating that the closing bid price of the Company’s American Depositary Shares, each representing eight Class A ordinary shares of the Company (“ADSs”), was below the minimum requirement of US$1.00 per ADS for 30 consecutive business days from March 24, 2026 through May 5, 2026, and the Company is therefore not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2).

The notification letter has no immediate effect on the listing of the Company’s ADSs, which will continue to trade uninterrupted on Nasdaq under the ticker “NWGL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until November 2, 2026, to regain compliance with the minimum bid price rule. If, at any time during the 180-day period, the closing bid price per ADS of the Company’s ADSs is US$1.00 or above for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by November 2, 2026, the Company may be eligible for an additional 180 calendar day grace period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse share split and/or changing the ratio of Class A ordinary shares to ADSs, if necessary. If the Company chooses to implement a reverse share split and/or change the ratio of Class A ordinary shares to ADSs, it must complete such action no later than 10 business days prior to November 2, 2026, or the expiration of the second compliance period if granted.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Company is currently evaluating various options available to regain compliance. The notification letter has no effect at this time on the listing of the Company’s ADSs, which will continue to trade uninterrupted on Nasdaq under the ticker “NWGL.”

About CL Workshop Group Limited

CL Workshop Group Limited is a global forestry company that focuses on the timber and wood products industry. Nature Wood offers a broad line of products, including logs, decking, flooring and sawn timber, primarily through its worldwide sales network.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many, but not all, of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release.

These statements are subject to uncertainties and risks, including, but not limited to, uncertainties related to market conditions, the Company’s ability to regain compliance with Nasdaq’s minimum bid price requirement, and other factors discussed in our filings with the SEC.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

CL Workshop Group Limited

Name: Wang Hong

Title: CFO

Email: nwglwh@163.com